STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	May 20, 2005
Corporate Office:	#SRU-08-05
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB
Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 1
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

MASSIVE SULPHIDE INTERCEPTS OF
10.24 METERS AND 19.5 METERS

During Phase II of Starfield’s 2004 exploration of the West Zone, holes were diamond core drilled on grid lines 62+50W and 61+50W to test a Crone SQUID geophysical survey anomaly identified on Line 62+00W. Interpretation and numerical modeling of this survey indicated that two conductive “plates” are required to match the field data which showed a northerly-dipping, strong conductor of extensive strike length. The assay results for the drilling of this strong geophysical conductor are reported in the following table.

WEST ZONE MASSIVE SULPHIDE LENS(ES) ASSAY RESULTS
Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)		Cu %	Ni %	Co %	Pd g/t	Pt g/t	2 PGE*
04-210	-80°	61+50W/8+10N	740.48-750.72	10.24	(33.60)	1.619	0.845	0.099	2.09	0.20	2.29
		(including	742.34-749.86	7.52	(24.67)	1.794	1.012	0.110	2.50	0.20	2.70)
			813.80-814.90	1.10	(3.61)	0.086	0.121	0.018	1.18	0.09	1.25

04-214	-80°	62+50W/8+10N	721.63-725.00	3.37	(11.06)	1.473	0.443	0.046	0.89	0.17	1.06
			727.47-747.00	19.53	(64.08)	1.140	0.696	0.074	1.51	0.31	1.82
		(including	729.20-733.20	4.00	(13.12)	1.719	1.010	0.103	2.06	0.10	2.16)
		(including	740.36-746.36	6.00	(19.69)	1.238	0.961	0.102	2.04	0.27	2.31)
			751.18-751.55	0.37	(1.21)	1.164	0.653	0.078	1.55	0.51	2.06
			758.00-759.50	1.50	(4.92)	1.297	0.516	0.069	1.52	0.44	1.96
			781.70-784.42	2.72	(8.92)	1.030	0.920	0.091	1.76	0.44	2.20
*2PGE=Pt+Pd

A borehole PEM (Pulse Electromagnetic) geophysical survey of hole 04-210 produced a crossover occurring at 750 meters down the hole where the conductor grades 1.794% copper and 1.012% nickel and 2.70 g/t 2 PGEs over an intercept of 7.52 meters. At hole 04-214, located 100 meters away from 04-210, it is interesting to note that at 724.2 meters downhole, an almost identical intercept of over four meters graded 1.719% copper and 1.01% nickel.

In 2005, Starfield Resources will continue to use both borehole and ground SQUID geophysics to guide its drilling of the West Zone and “Pit Area.”

Details concerning drill core sampling, sample preparation, accredited laboratory geochemical and assay analytical methods, QC and QA procedures can be referred to in detail in Press Release # SRU-07-04, June 10, 2004, page 3.

On behalf of the Board of Directors,

“Glen C. Macdonald”

Glen C. Macdonald, P.Geo., Director

(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release.)

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.